Part III, Item 19:   <u>Fees</u>

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

JPMS charges unbundled subscription fees for JPM-X to Subscribers that access JPM-X by routing to it or the SOR directly. Such fees can take the form of either a fixed fee or a volume-based fee (with a floor of $0/share in both cases and no set maximum). The availability of these fee types is not limited by Subscriber type. ~~Variables that impact the amount of the fee include the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.~~ <u>In addition, a Subscriber that accesses JPM-X by routing to it directly may be charged a volume-based monthly connectivity fee. The amount of the connectivity fee, if applied, can range between $0 and $300 per FIX session and is dependent on whether the volume of shares executed by the Subscriber via direct routes to JPM-X is above or below a fixed share volume threshold per session for the Subscriber. The share volume threshold may vary by Subscriber. Variables that impact the amount of the above fees and the share volume threshold include the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.</u>